August 17, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Doris Gama

Re: Immuneering Corporation

Registration Statement on Form S-3

Filed August 10, 2022

Registration No. 333-266738

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it will become effective on August 19, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Immuneering Corporation (the “Company”) or its counsel may request via telephone call to the staff. Please contact Jennifer A. Yoon of Latham & Watkins LLP, counsel to the Company, at (617) 880-4540, or in her absence, Nathan Ajiashvili at (212) 906-2916, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Immuneering Corporation

By:	/s/ Michael D. Bookman
Michael D. Bookman
General Counsel

cc:	Nathan Ajiashvili, Latham & Watkins LLP
Jennifer A. Yoon, Latham & Watkins LLP